Exhibit 99.1

THE FOLLOWING SUMMARY UPDATES AND SUPERCEDES THE DISCUSSION CONTAINED UNDER THE CAPTION “FEDERAL INCOME TAX CONSIDERATIONS” IN THE PROSPECTUS WITHIN OUR REGISTRATION STATEMENT ON FORM S-3 FILED WITH THE SEC ON APRIL 30, 2018 (THE “PROSPECTUS”).
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion summarizes certain material federal income tax consequences relating to the taxation of us as a REIT and to the purchase, ownership and disposition of our common stock.
If we offer one or more series of preferred stock or the Operating Partnership offers one or more additional series of debt securities, a prospectus supplement with respect to such offerings will include information about additional material federal income tax consequences to holders of those shares of preferred stock or debt securities.
Because this summary is intended only to address certain material federal income tax consequences relating to the ownership and disposition of our common stock, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending upon your particular tax situation;

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special rules that we do not discuss below may apply if, for example, you are a tax-exempt organization (except to the extent discussed under “Treatment of Tax Exempt Shareholders”), a broker-dealer, a non-U.S. person (except to the extent discussed under “Special Tax Considerations for Non-U.S. Shareholders”), a trust, an estate, a regulated investment company, a financial institution, an insurance company or otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”);

•	this summary generally does not address state, local or non-U.S. tax considerations;

•	this summary deals only with shareholders that hold our stock as “capital assets” within the meaning of Section 1221 of the Code; and

•	we do not intend this discussion to be, and you should not construe it as, tax advice.
You should review the following discussion and consult with your own tax advisor to determine the effect of ownership and disposition of our stock on your individual tax situation, including any state, local or non-U.S. tax consequences.
We base the information in this section on the Code, final, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and court decisions, in each case as of the date hereof. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. It is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.
Tax legislation commonly referred to as the Tax Cuts and Jobs Act was signed into law on December 22, 2017. The Tax Cuts and Jobs Act makes significant changes to the U.S. federal income tax rules for taxation of individuals and corporations, generally effective for taxable years beginning after December 31, 2017. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. While the Treasury Department and the IRS have issued extensive guidance on various aspects of the Tax Cuts and Jobs Act, much of the guidance is only in the form of proposed Treasury Regulations, which may change, there is still no guidance on other issues, and Congress has not enacted technical corrections legislation to address drafting errors that are not capable of being addressed in Treasury Regulations or other administrative guidance. Prospective shareholders are urged to consult with their tax advisors with respect to the effects of the Tax Cuts and Jobs Act and any other regulatory or administrative developments and proposals and their potential effect on investment in our common stock.

We urge you, as a prospective shareholder, to consult your tax advisor regarding the specific tax consequences to you of a purchase of shares of common stock, ownership and sale of shares of common stock and of our election to be taxed as a REIT, including the federal, state, local, non-U.S. and other tax consequences of such purchase, ownership, sale and election, the changes made in the Tax Cuts and Jobs Act and potential changes in applicable tax laws.
Taxation of Our Company as a REIT
We believe that, commencing with our taxable year ended December 31, 1986, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to be organized and to operate in such a manner. However, we cannot assure you that we have operated or will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and the holders of its common stock. These laws are highly technical and complex.
Alston & Bird LLP has acted as our tax counsel in connection with the filing of the Prospectus. Alston & Bird LLP has rendered an opinion to us, as of February 22, 2019, to the effect that, commencing with our taxable year ended December 31, 1999, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion was based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion was based upon our factual representations set forth herein and in the Prospectus and does not foreclose the possibility that we may have to pay a deficiency dividend, or an excise or penalty tax, which could be significant in amount, in order to maintain our REIT qualification. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Alston & Bird LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year have satisfied or will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Alston & Bird LLP has no obligation to update its opinion subsequent to the date of such opinion.
Federal Income Taxation of Our Company
If we have qualified and continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our ordinary income or capital gain that is timely distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct dividends paid to its shareholders, substantially eliminating the federal “double taxation” on earnings (once at the corporate level when earned and once again at the shareholder level when distributed) that usually results from investment in a corporation. Nevertheless, we will be subject to federal income tax as follows:

•	We will be taxed at regular corporate rates on our undistributed “REIT taxable income,” including undistributed net capital gains.

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If we have net income from the sale or other disposition of “foreclosure property” that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate income tax rate on such income.

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If we have net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax .

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If we should fail to satisfy either the 75% gross income test or the 95% gross income test (discussed below) but have nonetheless maintained our qualification as a REIT because we have met other requirements, we will be subject to a 100% tax on the greater of the amount by which the 75% gross income test was not satisfied or the amount by which the 95% gross income test was not satisfied, in each case, multiplied by a fraction intended to reflect our profitability.

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If (i) we fail to satisfy the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “-Asset Tests”) due to reasonable cause and not to willful neglect, (ii) we dispose of the assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure and (iii) we file a schedule with the IRS describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests multiplied by the highest corporate income tax rate.

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If we fail to satisfy any of the REIT qualification requirements other than the gross income and asset tests and such failure is due to reasonable cause, we may avoid disqualification as a REIT by, among other things, paying a penalty of $50,000.

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If we fail to distribute during each year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of this required distribution amount over the amounts actually distributed.

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If we should acquire any asset from a “C” corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction, no election is made for the transaction to be currently taxable, and we subsequently recognize gain on the disposition of such asset during the five-year period beginning on the date on which we acquired the asset, we generally will be subject to tax at the highest regular corporate income tax rate on the lesser of the amount of gain that we recognize at the time of the disposition and the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset, the “Built-in Gains Tax.”

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders.

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If we elect to retain and pay income tax on our net long-term capital gain, a U.S. holder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income and would receive a credit or a refund for its proportionate share of the tax we paid.

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We will be subject to a 100% excise tax on amounts received by us from a taxable REIT subsidiary (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between us and a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any domestic taxable REIT subsidiary in which we own an interest will be subject to U.S. federal corporate income tax on its net income.
Requirements For Qualification
To qualify as a REIT, we must elect to be treated as a REIT and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets and distributions.
The Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for application of the REIT rules;

•	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

•	that has at least 100 persons as beneficial owners;

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during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities);

•	that files an election or continues such election to be taxed as a REIT on its return for each taxable year;

•	that uses the calendar year as its taxable year; and

•	that satisfies the gross income tests, the asset tests, and the distribution tests, described below.
The Code provides that REITs must satisfy all of the first four preceding requirements during the entire taxable year. REITs must satisfy the fifth requirement during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of the sixth requirement, the beneficiaries of a pension or profit-sharing trust described in Section 401(a) of the Code, and not the pension or profit-sharing trust itself, are treated as REIT shareholders. We will be treated as having met the sixth requirement if we comply with certain Treasury Regulations for ascertaining the ownership of our stock for such year and if we did not know (or after the exercise of reasonable diligence would not have known) that the sixth condition was not satisfied for such year. Our articles of incorporation currently include restrictions regarding transfer of our stock that assist us in continuing to satisfy the fifth and sixth of these requirements.
If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. Other wholly owned entities, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. Our qualified REIT subsidiaries will not be subject to federal corporate income taxation, although they may be subject to state and local taxation in some states. All assets, liabilities and items of income, deduction and credit of other disregarded subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of their sole member and may be reattributed if that sole member is a partnership or another disregarded entity.
A REIT that is a partner in a partnership is deemed to own its proportionate share of the assets of the partnership and to earn its proportionate share of the partnership’s income, in both cases being based on its relative capital interest in the partnership. (For purposes of this discussion, references to a “partnership” include a limited liability company or other entity treated as a partnership for U.S. federal income tax purposes, and references to a “Partner” include a member of such a limited liability company or other such entity.) However, solely for purposes of the 10% value test described below (see “-Asset Tests”), the determination of a REIT’s interest in a partnership’s assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. The character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests. Thus, our proportionate share of the assets, liabilities and items of income of the Operating Partnership (including the Operating Partnership’s share of the assets, liabilities and items of income with respect to any partnership in which it holds an interest) is treated as our assets, liabilities and items of income for purposes of applying the requirements described herein.
We have control of the Operating Partnership and intend to operate it in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner in any partnership and such partnership takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such partnership. In addition, it is possible that a partnership could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or take other corrective action on a timely basis. In such a case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

A REIT is not treated as holding the assets of a taxable REIT subsidiary or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT for purposes of the REIT asset tests, and the REIT recognizes as income the dividends, if any, that it receives from the subsidiary for purposes of the REIT gross income tests. Because we would not include the assets and income of a taxable REIT subsidiary in determining our compliance with the REIT gross income and asset tests, we may use taxable REIT subsidiaries to undertake indirectly activities that the REIT rules might otherwise preclude us from engaging in directly or through pass-through subsidiaries (e.g. activities that give rise to certain categories of income such as management fees).
We own direct or indirect interests in a number of taxable REIT subsidiaries, such as Duke Realty Construction, Inc. Our taxable REIT subsidiaries are entities that are classified as corporations for U.S. federal income tax purposes in which Duke Realty directly or indirectly owns stock and that elect, together with us, to be treated as our taxable REIT subsidiaries. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our taxable REIT subsidiary. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.
Generally, a taxable REIT subsidiary may perform certain tenant services without causing us to receive impermissible tenant services income under the REIT gross income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries are intended to ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, if amounts are paid to a REIT or deducted by a taxable REIT subsidiary due to transactions between a REIT, its lessees or a taxable REIT subsidiary, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to a tax equal to 100% of such excess. The 100% tax also applies to redetermined services income, which is non-arm’s-length income of a REIT’s taxable REIT subsidiary attributable to services provided to, or on behalf of, the REIT (other than services provided to REIT tenants, which are potentially taxed as redetermined rents).
Gross Income Tests. In order to maintain qualification as a REIT, we must satisfy two gross income requirements. First, we must derive, directly or indirectly, at least 75% of our gross income for each taxable year from investments relating to real property or mortgages on real property, including “rents from real property,” gains on disposition of real estate, dividends paid by another REIT and interest on obligations secured by real property or on interests in real property, or from certain types of temporary investments. Second, we must derive at least 95% of our gross income for each taxable year from any combination of income qualifying under the 75% test and dividends, interest and gain from the sale or disposition of stock or securities. Gross income from prohibited transactions, income with respect to certain hedging transactions, and certain foreign currency gains are disregarded in applying the gross income tests.
As noted above, we are subject to a 100% penalty tax on income from prohibited transactions (generally, income derived from the sale of property primarily held for sale to customers in the ordinary course of business). The Code provides a safe harbor that, if met, allows us to avoid being treated as engaged in a prohibited transaction. In order to meet the safe harbor, among other things, (i) we must have held the property for at least 2 years (and, in the case of property which consists of land or improvements not acquired through foreclosure, we must have held the property for 2 years for the production of rental income) and (ii) during the taxable year the property is disposed of, we must not have made more than 7 property sales or, alternatively, the aggregate adjusted basis or fair market value of all of the properties sold by us during the taxable year must not exceed 10% of the aggregate adjusted basis or 10% of the fair market value, respectively, of all of our assets as of the beginning of the taxable year. However, if the 10% standard is satisfied on average over the three-year period comprised of the taxable year at issue and the two immediately preceding taxable years, the aggregate adjusted basis or fair market value of all of the properties sold by us during the taxable year may be up to 20% of the aggregate adjusted basis or 20% of the fair market value. In certain years, we have made sales that did not qualify for the safe harbor but that we believe were not sales of property held for sale in the ordinary course of business and were not prohibited transactions, and we may make sales in the future that not satisfy the safe harbors. The IRS could challenge our analysis of the facts and circumstances and treatment of such sales.
Any income from (i) a hedging transaction that is clearly and timely identified and that hedges indebtedness incurred or to be incurred to acquire or carry real estate assets, (ii) a clearly and timely identified transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income that would qualify under a 75% or the 95% gross income tests, or (iii) a transaction that hedges existing hedging positions after a portion of the hedged indebtedness or property is disposed of will be disregarded (rather than being treated either as qualifying income or non-qualifying income) for purposes of the 75% and the 95% gross income tests. Hedging income that does not meet these requirements will be treated as non-qualifying income for purposes of the 75% and 95% gross income tests.
Any income from foreign currency gain that is “real estate foreign exchange gain” as defined in the Code will be disregarded for purposes of the 75% gross income tests. “Real estate foreign exchange gain” includes foreign currency gains attributable to (i) any item of income or gain that would qualify under the 75% gross income test, (ii) the acquisition or ownership of obligations secured by mortgages on real property or interests in real property, (iii) becoming or being the obligor under obligations secured by mortgages on real property or on interests in real property, (iv) remittances from qualified business units that meet the 75% gross income test for the taxable year and the 75% asset test at the close of each quarter, and (v) any other foreign currency gain as determined by the IRS. Other foreign currency gain, if such currency gain is “passive foreign exchange gain” as defined in the Code, will be disregarded for purposes of the 95% gross income test (but will be treated as non-qualifying income for purposes of the 75% gross income test). “Passive foreign exchange gain” includes foreign currency gains attributable to (i) real estate foreign exchange gain, (ii) any item of income or gain that would qualify under the 95% gross income test, (iii) the acquisition or ownership of obligations, (iv) becoming or being the obligor under the obligations, and (v) any other foreign currency gain as determined by the IRS.
Rents that we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person but can be based on a fixed percentage of gross receipts or gross sales. Second, “rents from real property” generally excludes any amount received directly or indirectly from any tenant if we, or an owner of 10% of more of our outstanding stock, directly or constructively, own 10% or more of such tenant taking into consideration the applicable attribution rules, which we refer to as a “related party tenant.” Third, if rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as rents from real property if it exceeds 15% of the total rent received under the lease. Finally, amounts that are attributable to services furnished or rendered in connection with the rental of real property, whether or not separately stated, will not constitute “rents from real property” unless such services are customarily provided in the geographic area. Customary services that are not considered to be provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances, and the collection of trash) can be provided directly by us. Where, on the other hand, such services are provided primarily for the convenience of the tenants or are provided to such tenants, such services must be provided by an independent contractor from whom we do not receive any income or a taxable REIT subsidiary. Non-customary services that are not performed by an independent contractor or taxable REIT subsidiary in accordance with the applicable requirements will result in impermissible tenant service income to us to the extent of the income earned (or deemed earned) with respect to such services. If the impermissible tenant service income exceeds 1% of our total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant services does not exceed 1% of our total income from the property, the services will not cause the rent paid by tenants of the property to fail to qualify as rents from real property, but the impermissible tenant services income will not qualify as “rents from real property.”
We do not currently charge and do not anticipate charging rent that is based in whole or in part on the income or profits of any person. We also do not anticipate either deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents or receiving rent from related party tenants.
The Operating Partnership does provide some services with respect to the properties. We believe that the services with respect to the properties that are and will be provided directly are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to particular tenants and, therefore, that the provision of such services will not cause rents received with respect to the properties to fail to qualify as rents from real property. Services with respect to the properties that we believe may not be provided by us or the Operating Partnership directly without jeopardizing the qualification of rent as “rents from real property” are and will be performed by independent contractors or taxable REIT subsidiaries.

We, including the Operating Partnership, receive fees for property management and brokerage and leasing services provided with respect to some properties not owned entirely by the Operating Partnership. These fees, to the extent paid with respect to the portion of these properties not owned, directly or indirectly, by us, will not qualify under the 75% gross income test or the 95% gross income test. The Operating Partnership also may receive other types of income with respect to the properties it owns that will not qualify for either of these tests. We believe, however, that the aggregate amount of these fees and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under either the 75% gross income test or the 95% gross income test.
If we fail to satisfy the 75% gross income test or the 95% gross income test for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under the Code. This relief provision generally will be available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect, and (ii) we file a disclosure schedule with the IRS after we determine that we have not satisfied one of the gross income tests. We cannot state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. Even if this relief provision applies, the Code imposes a 100% tax with respect to a portion of the non-qualifying income, as described above.
Asset Tests. At the close of each quarter of our taxable year, we also must satisfy several tests relating to the nature and diversification of our assets:

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At least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities. The term “real estate assets” includes real property, personal property that generates rents from real property, certain kinds of mortgage-backed securities and mortgage loans, stock of other REITs, and debt instruments issued by publicly offered REITs.

•	No more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class.
Except for equity investments in REITs or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% asset test:

◦	the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets;

◦	we may not own more than 10% of any one issuer’s outstanding voting securities; and

◦	we may not own more than 10% of the value of the outstanding securities of any one issuer.

•	No more than 20% (for any taxable year beginning after December 31, 2017) of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

•	Not more than 25% of the value of our assets may consist of nonqualified publicly offered REIT debt instruments.
Certain types of securities are disregarded as securities for purposes of the 10% value limitation discussed above including, (i) straight debt securities (including straight debt that provides for certain contingent payments); (ii) any loan to an individual or an estate; (iii) any rental agreement described in Section 467 of the Code, other than with a “related person”; (iv) any obligation to pay rents from real property; (v) certain securities issued by a State or any political subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (vi) any security issued by a REIT; and (vii) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of a security. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a “security” for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% gross income test, and (c) any debt instrument issued by a partnership

(other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. Special look-through rules for determining a REIT’s share of securities held by a partnership in which the REIT holds an interest.
We believe that the aggregate value of our securities issued by our taxable REIT subsidiaries does not exceed 20% of the aggregate value of our gross assets. With respect to each issuer in which we currently own an interest that does not qualify as a REIT or a taxable REIT subsidiary, we believe that the value of the securities, including debt, of any such issuer owned (or treated as owned) by us does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. We do not appraise the securities we hold, and the IRS could disagree with our determinations.
After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance.
After the 30-day cure period, a REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure such a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets. For violations of any of the REIT asset tests due to reasonable cause that are larger than this amount, a REIT may avoid disqualification as a REIT after the 30-day cure period, if such failure was due to reasonable cause and not due to willful neglect, by taking certain steps, including the disposition of sufficient assets within the six-month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate income tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and filing a schedule with the IRS that describes the non-qualifying assets.
Annual Distribution Requirements
To qualify for taxation as a REIT, the Code requires that we make distributions (other than capital gain distributions) to our shareholders in an amount at least equal to (a) the sum of: (1) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain), and (2) 90% of our net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income.
We generally must pay distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of the prior year’s distribution requirement if the dividends satisfy one of the following two sets of criteria. First, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid, and our stockholders will be treated as having received, the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.
To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses, subject to applicable limitations, may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made.
Even if we satisfy the foregoing distribution requirements, we will be subject to regular corporate income tax thereon to the extent that we do not distribute all of our net capital gain or “REIT taxable income” as adjusted. Furthermore, if we fail to distribute at least the sum of 85% of our ordinary income for that year; 95% of our capital gain net income for that year; and any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.
In addition, if during the five-year recognition period, we dispose of any asset subject to the Built-in Gains Tax Rules described above, we must, pursuant to guidance issued by the IRS, distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of the asset.
We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax we paid. For purposes of the 4% excise tax described, any such retained amounts would be treated as having been distributed.
We intend to make timely distributions sufficient to satisfy the annual distribution requirements and, generally, avoid income and excise taxes. In this regard, the partnership agreement of the Operating Partnership authorizes us, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.
We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to satisfy the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In this event, we may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to satisfy the distribution requirement or avoid such income or excise taxation.
The Tax Cuts and Jobs Act contains provisions that may change the way that we calculate our REIT taxable income and that our subsidiaries calculate their taxable income in taxable years beginning after December 31, 2017. Under the Tax Cuts and Jobs Act, we will have to accrue certain items of income before they would otherwise be taken into income under the Code if they are taken into account in our applicable financial statements. We have not yet identified any material import of this provision. Additionally, for taxable years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits interest deductions for businesses, whether in corporate or pass-through form, to the sum of the taxpayer’s business interest income for the tax year and 30% of the taxpayer’s adjusted taxable income for the tax year. This limitation could apply to our operating partnership, underlying partnerships and our taxable REIT subsidiaries. This limitation does not apply to an “electing real property trade or business.” We have not yet determined whether we or any of our subsidiaries will elect out of the new interest expense limitation or whether each of our subsidiaries is eligible to elect out. One consequence of electing to be an “electing real property trade or business” is that the new expensing rules will not apply to certain property used in an electing real property trade or business. In addition, in the case of an electing real property trade or business, real property and “qualified improvement property” are depreciated under the alternative depreciation system over longer useful lives. Finally, there are new limitations on use of net operating losses arising in taxable years beginning after December 31, 2017.
In the event that we are subject to an adjustment to our REIT taxable income resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Code, or an agreement as to tax liability between us and an IRS district director, or, an amendment or supplement to our federal income tax return for the applicable tax year, we may be able to rectify any resulting failure to satisfy the 90% annual distribution requirement by paying “deficiency dividends” to shareholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, we must make the distribution within 90 days of the adverse determination and we also must satisfy other procedural requirements. If we satisfy the statutory requirements of Section 860 of the Code, a deduction is allowed for any deficiency dividend we subsequently paid to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.
Failure To Qualify
A violation of a REIT requirement other than the gross income tests or the asset tests will not cause us to lose our qualification as a REIT if the violation is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the provision. If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate income tax rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us nor will they be required to be made. In that event, to the extent of our positive current and accumulated earnings and profits, distributions to shareholders will be dividends, generally taxable at long-term capital gains tax rates (as described below), subject to certain limitations of the Code, and corporate shareholders may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our REIT qualification. We cannot state whether in all circumstances we would be entitled to such statutory relief. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limit on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause.
Taxation of U.S. Shareholders
As used in this prospectus, the term “U.S. Shareholder” means a holder of our stock that, for federal income tax purposes:

•	is a citizen or resident of the United States;

•	is a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	is an estate, the income of which is subject to federal income taxation regardless of its source;

•
is any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	is an eligible trust that elects to be taxed as a U.S. person under applicable Treasury Regulations.
For U.S. federal income tax purposes, income earned through an entity that is classified as a partnership for U.S. federal income tax purposes, regardless of where it was organized, is generally attributed to its partners. Accordingly, the U.S. federal income tax treatment of a partner in a partnership that holds our stock will generally depend on the status of the partner and the activities of the partnership. Prospective shareholders that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of our stock.
For any taxable year for which we qualify for taxation as a REIT, taxable U.S. Shareholders will be taxed as discussed below.
Distributions Generally. The federal income tax treatment of distributions that you receive depends upon (i) the extent to which they are paid from our current or accumulated earnings and profits and, accordingly, treated as dividends and (ii) whether any portion of such distributions are designated as qualified dividend incomes or capital gain dividends, both of which are taxable at capital gains rates that do not exceed 20% for non-corporate U.S. Shareholders. Distributions from REITs that are treated as dividends but are not designated as qualified dividend income or capital gain dividends (“qualified REIT dividends”) are treated as ordinary income. Under the Tax Cuts and Jobs Act, non-corporate taxpayers are entitled to a deduction of up to 20% of their qualified REIT dividends. The amount of the deduction may be up to 20% of the amount of the non-corporate U.S. Shareholder’s aggregate qualified dividend income, but may be less than 20% of the amount of qualified REIT dividends if the U.S. shareholder has losses from publicly traded partnerships or the U.S. Shareholder’s taxable income, not taking into account net capital gain, is less than the amount of the U.S. Shareholder’s qualified REIT dividends. In addition, Treasury Regulations under section 199A of the Internal Revenue Code of 1986, as amended (the “Code”), impose a minimum holding period for the 20% deduction that was not set forth in the Code. Under the Treasury Regulations, in order for a REIT dividend with respect to a share of REIT stock to be treated as a qualified REIT dividend, the U.S. Shareholder (i) must have held the share for more than 45 days during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend and (ii) cannot have been under an obligation to make related payments with respect to positions in substantially similar or related property, e.g., pursuant to a short sale.
Dividends received from REITs are generally not eligible to be taxed at the lower capital gain rates applicable to individuals for “qualified dividends” from C corporations (i.e., corporations generally subject to U.S. federal corporate income tax). In certain circumstances, we may designate a portion of our distributions as qualified dividend income. Under the first exception, dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries). Under the second exception, dividends received from a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT’s “REIT taxable income” for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT’s income that was subject to the Built-in Gains Tax in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year.
Dividends we pay are not eligible for the dividends-received deduction for corporations. To the extent that we make a distribution in excess of our positive current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder’s stock, and then any distribution in excess of such basis will be taxable to the U.S. Shareholder as gain realized from the sale of its stock.
Dividends we declare in October, November or December of any year payable to a U.S. Shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholders on December 31 of that year, provided that we actually pay the dividends during January of the following calendar year.
We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain distribution, as the case may be, regardless of our earnings and profits. As a result, shareholders may be required to treat as taxable some distributions that would otherwise result in a tax-free return of capital.
Capital Gain Dividends. Distributions to U.S. Shareholders that we properly designate as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the U.S. Shareholder has held his or her stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.
We may elect to retain and pay income tax on net long-term capital gain that we received during the tax year. In this instance, U.S. Shareholders will include in their income their proportionate share of the undistributed long-term capital gains as we designated. The U.S. Shareholders will also be deemed to have paid their proportionate share of the tax, which would be credited against such shareholders’ U.S. income tax liability (and refunded to the extent it exceeds such liability). In addition, the basis of the U.S. Shareholders’ shares will be increased by the excess of the amount of capital gain included in its income over the amount of tax it is deemed to have paid.
Any long-term capital gain generally will be taxed to a non-corporate taxpayer at a maximum rate of 20%. In the case of capital gain attributable to the sale of real property held for more than one year, such gain will be taxed at a maximum rate of 25% to the extent of the amount of depreciation deductions previously claimed with respect to such property. With respect to distributions we designate as capital gain dividends (including any deemed distributions of retained capital gains), subject to certain limits, we may designate, and will notify our shareholders, whether the dividend is taxable to non-corporate shareholders at regular long-term capital gains rates (currently at a maximum rate of 20%) or at the 25% rate applicable to unrecaptured depreciation.
Passive Activity Losses, Excess Business Losses and Investment Interest Limitations. Dividends we distribute and gain from the disposition of our stock will not be treated as passive activity income, and, therefore, U.S. Shareholders will not be able to apply any “passive losses” against such income. Similarly, for taxable years beginning after December 31, 2017, non-corporate U.S. shareholders cannot apply “excess business losses” against dividends that we distribute and gains arising from the disposition of our common stock. Dividends generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our stock or capital gain dividends generally will be excluded from investment income unless the U.S. Shareholder elects to have the gain taxed at ordinary income rates. Shareholders are not allowed to include on their own federal income tax returns any tax losses that we incur.
Dispositions of Shares. In general, U.S. Shareholders will realize capital gain or loss on the disposition of our stock equal to the difference between the amount of cash and the fair market value of any property received on the disposition and that shareholder’s adjusted basis in the stock. This gain or loss will be a capital gain or loss if the U.S. Shareholder has held the shares as a capital asset. The applicable tax rate will depend on the shareholder’s holding period in the asset (generally, if the shareholder has held the asset for more than one year, it will produce long-term capital gain) and the shareholder’s tax bracket (the maximum rate for non-corporate taxpayers currently being 20%). The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate shareholders) to a portion of capital gain realized by a non-corporate shareholder on the sale of our stock that would correspond to our “unrecaptured Section 1250 gain.” Shareholders should consult with their own tax advisors with respect to their capital gain tax liability. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of stock that the shareholder has held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Shareholder from us that were required to be treated as long-term capital gains.
Unearned Income Medicare Tax. High-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income. For these purposes, net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax will be 3.8% of the lesser of the individuals’ net investment income or the excess of the individuals’ modified adjusted gross income over $250,000 in the case of a married individual filing a joint return or a surviving spouse, $125,000 in the case of a married individual filing a separate return, or $200,000 in the case of a single individual.is not taken into account in computing net investment income. The 20% deduction for “qualified REIT dividends” described above U.S. Shareholders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.
Treatment of Tax-Exempt Shareholders. Distributions from us to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute “unrelated business taxable income,” which we refer to as “UBTI,” unless the shareholder has borrowed to acquire or carry its stock or has used the shares in a trade or business.
However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt shareholders should consult their own tax advisors concerning these “set aside” and reserve requirements.
Qualified trusts that hold more than 10% (by value) of the shares of a “pension-held REIT” may be required to treat a certain percentage of such a REIT’s distributions as UBTI. A REIT is a “pension-held REIT” only if the REIT would not qualify as such for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares held by qualified trusts and the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held if either at least one qualified trust holds more than 25% by value of the REIT interests or qualified trusts, each owning more than 10% by value of the REIT interests, holds in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code.

Special Tax Considerations For Non-U.S. Shareholders
In general, non-U.S. Shareholders will be subject to regular federal income tax with respect to their investment in us if the income from the investment is “effectively connected” with the non-U.S. Shareholder’s conduct of a trade or business in the United States. A corporate non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Code, which is imposed in addition to regular federal income tax at the rate of 30%, subject to reduction under a tax treaty, if applicable. Effectively connected income that meets various certification requirements will generally be exempt from withholding. The following discussion will apply to non-U.S. Shareholders whose income from their investments in us is not so effectively connected (except to the extent that the FIRPTA rules discussed below treat such income as effectively connected income).
Distributions
Distributions by us that are not attributable to gain from the sale or exchange by us of a “United States real property interest” and that we do not designate as a capital gain distribution will be treated as an ordinary income dividend to the extent that we pay the distribution out of our current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a federal income tax, required to be withheld by us, equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces this tax. Such a distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a non-U.S. Shareholder’s basis in its stock (but not below zero) and then as gain from the disposition of such stock, the tax treatment of which is described under the rules discussed below with respect to dispositions of stock.
Distributions by us with respect to our common stock that are attributable to gain from the sale or exchange of a United States real property interest will be treated as ordinary dividends (taxed as described above) to a non-U.S. Shareholder as long as our common stock is “regularly traded” on an established securities market if the non-U.S. Shareholder did not own more than 10% of such class of stock at any time during the one-year period preceding the distribution. Capital gain dividends distributed to a non-U.S. Shareholder that held more than 10% of our common stock in the year preceding the distribution will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA.” Such distributions are taxed to a non-U.S. Shareholder as if the distributions were gains “effectively connected” with a U.S. trade or business. Accordingly, a non-U.S. Shareholder will be required to report such gains on U.S. federal income tax returns and will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Such distributions also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax rate under a tax treaty.
Although the law is not clear on this matter, it appears that amounts designated by us as undistributed capital gains in respect of our stock generally should be treated with respect to non-U.S. Shareholders in the same manner as actual distributions by us of capital gain dividends.
Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. Shareholders, and remit to the IRS, 30% of ordinary dividends paid out of earnings and profits. Special withholding rules apply to capital gain dividends that are not recharacterized as ordinary dividends. In addition, we may be required to withhold 15% of distributions in excess of our current and accumulated earnings and profits. If the amount of tax withheld by us with respect to a distribution to a non-U.S. Shareholder exceeds the shareholder’s U.S. federal income tax liability, the non-U.S. Shareholder may file for a refund of such excess from the IRS.
We expect to withhold federal income tax at the rate of 30% on all distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. Shareholder unless:

•	a lower treaty rate applies and the non-U.S. Shareholder files with us an IRS Form W-8BEN, W-8BEN-E or other applicable form evidencing eligibility for that reduced treaty rate;

•
the non-U.S. Shareholder files with us an IRS Form W-8ECI claiming that the distribution is income effectively connected with the non-U.S. Shareholder’s trade or business so that no withholding tax is required; or

•
the distributions are treated for FIRPTA withholding tax purposes as attributable to a sale of a U.S. real property interest, in which case tax will be withheld at the maximum corporate income tax rate.

Dispositions of Our Common Stock
Unless our stock constitutes a “United States real property interest” within the meaning of FIRPTA, a sale of our stock by a non-U.S. Shareholder generally will not be subject to federal income taxation. Our stock will not constitute a United States real property interest if we are a domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. Shareholders. We currently anticipate that we will be a domestically controlled qualified investment entity and, therefore, that the sale of our stock will not be subject to taxation under FIRPTA. However, because our stock will be publicly traded, we cannot assure you that we will be a domestically controlled qualified investment entity. If we were not a domestically controlled qualified investment entity, a non-U.S. Shareholder’s sale of our stock would be subject to tax under FIRPTA as a sale of a United States real property interest unless the stock were “regularly traded” on an established securities market (such as the New York Stock Exchange) on which the stock will be listed and the selling shareholder owned no more than 10% of the common stock throughout the applicable testing period. If the gain on the sale of stock were subject to taxation under FIRPTA, the non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). However, even if our stock is not a United States real property interest, a nonresident alien individual’s gains from the sale of stock will be taxable if the nonresident alien individual is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S.-source capital gains.
A purchaser of our stock from a non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if the purchased stock is “regularly traded” on an established securities market. Otherwise, the purchaser of our stock from a non-U.S. Shareholder may be required to withhold 15% of the purchase price and remit this amount to the IRS. Our common stock currently is traded on the New York Stock Exchange. We believe that we qualify under the regularly traded exception to withholding, but we cannot provide any assurance to that effect.
Qualified Shareholders
Generally, a “qualified shareholder” (as defined in the Code) who holds our common stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA on distributions by us or dispositions of our common stock. While a qualified shareholder will not be subject to FIRPTA on distributions by us or dispositions of our common stock, a distribution to a qualified shareholder that otherwise would have been taxable under FIRPTA will be treated as an ordinary dividend, and certain investors of a qualified shareholder (i.e., non-U.S. persons who hold interests in the qualified shareholder (other than interests solely as a creditor), and hold more than 10% of our common stock (whether or not by reason of the investor’s ownership in the qualified shareholder)) may be subject to FIRPTA and FIRPTA withholding.
Qualified Foreign Pension Funds
A qualified foreign pension fund (as defined in the Code) (or an entity all of the interests of which are held by a qualified foreign pension fund) that holds our common stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA on distributions by us or dispositions of our common stock.
FATCA Withholding
Withholding at a rate of 30% is required on dividends paid in respect of shares of our common stock to certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury (unless alternative procedures apply pursuant to an applicable intergovernmental agreement between the United States and the relevant foreign government) to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which our shares are held may affect the determination of whether such withholding is required. Similarly, dividends paid in respect of our shares to an investor that is a passive non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the Secretary of the Treasury. While withholding under FATCA would also have applied to payments of gross proceeds from the disposition of stock after December 31, 2018, recently proposed Treasury Regulations eliminate FATCA withholding on gross proceeds payments. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Non-U.S. shareholders are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in our common stock.
Estate Tax
If our shares are owned or treated as owned by an individual who is not a U.S. citizen or resident (as specifically defined for federal estate tax purposes) at the time of the individual’s death, the shares will be includible in the individual’s gross estate for federal estate tax purposes and may be subject to federal estate tax, unless an applicable estate tax treaty provides otherwise.
Information Reporting Requirements and Backup Withholding Tax
U.S. Shareholders. In general, information reporting requirements will apply to payments of distributions on our stock and payments of the proceeds of the sale of our stock, unless an exception applies. Further, the payer will be required to withhold backup withholding tax if:

•	the payee fails to furnish a taxpayer identification number to the payer or to establish an exemption from backup withholding;

•	the IRS notifies the payer that the taxpayer identification number furnished by the payee is incorrect;

•	a notified payee has been under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code; or

•	the payee has failed to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.
Some shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s federal income tax and may entitle the shareholder to a refund, provided that the shareholder furnishes the required information to the IRS.
Non-U.S. Shareholders. Generally, information reporting will apply to payments of distributions on our stock, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.
The payment of the proceeds from the disposition of our stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. Shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. Shareholder of our stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. Shareholder’s foreign status and has no actual knowledge to the contrary.
Tax Basis and Other Information Reporting. Brokers are subject to information reporting requirements relating to certain transactions involving shares of our capital stock acquired on or after January 1, 2011 by a shareholder other than an exempt recipient (“covered stock”). Specifically, upon the transfer or redemption of shares of covered stock, the broker must report certain information to the shareholder and the IRS, including the adjusted tax basis of the shares and whether any gain or loss recognized on the transfer or redemption is long-term or short-term. Shares of covered stock will be transferred or redeemed on a “first in/first out” basis unless the shareholder identifies specific lots to be transferred or redeemed in a timely manner.
If we take an organizational action such as a stock split, merger, or acquisition that affects the tax basis of shares of covered stock or even make distributions that exceed our current or accumulated earnings and profits, we will report to each shareholder and the IRS (or post on our primary public Web site) a description of the action and the quantitative effect of that action on the tax basis of the applicable shares. Although corporations generally qualify as exempt recipients, an S corporation will not qualify as an exempt recipient with respect to shares of our common stock that the S corporation acquires on or after January 1, 2012. Thus, the transfer or redemption of shares of our capital stock acquired by an S corporation on or after January 1, 2012 will be subject to the reporting requirements discussed above.
Brokers may be subject to transfer statement reporting on certain transactions not otherwise subject to the reporting requirements discussed above (excluding transactions involving shares acquired before January 1, 2011). Transfer statements, however, are issued only between “brokers” and are not issued to shareholders or the IRS.
Shareholders are encouraged to consult their tax advisors regarding the application of the information reporting rules discussed above to their investment in our common stock.

Tax Aspects of the Operating Partnership
General. The Operating Partnership holds substantially all of our investments. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include in our income our proportionate share of these Operating Partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we include our proportionate share of assets held by the Operating Partnership.
Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which we refer to as a “book-tax difference.” These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property. Consequently, the partnership agreement of the Operating Partnership requires allocations to be made in a manner consistent with Section 704(c) of the Code.
In general, the partners who have contributed interests in appreciated properties to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a book-tax difference, all taxable income attributable to the book-tax difference generally will be allocated to the contributing partners, and we generally will be allocated only our share of capital gains attributable to appreciation, if any, occurring after the closing of the acquisition of the properties. This will tend to eliminate the book-tax difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause us to be allocated lower depreciation and other deductions and possibly amounts of taxable income in the event of a sale of the contributed assets in excess of the economic or book income allocated to it as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements.

Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences, including the “traditional method” that may leave some of the book-tax differences unaccounted for, or the election of certain methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. For most property contributions, we, along with the Operating Partnership, have determined to use the “traditional method” for accounting for book-tax differences with respect to the properties contributed to the Operating Partnership. As a result of this determination, distributions to shareholders will be comprised of a greater portion of taxable income and less return of capital than if another method for accounting for book-tax differences had been selected. We, along with the Operating Partnership, have not determined which of the alternative methods of accounting for book-tax differences will be elected with respect to properties contributed to the Operating Partnership in the future.
With respect to any property purchased by the Operating Partnership, this property initially will have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.
Basis in Operating Partnership Interest. Our adjusted tax basis in our interest in the Operating Partnership generally:

•	will equal the amount of cash and the basis of any other property that we contributed to the Operating Partnership;

•	will increase by our allocable share of the Operating Partnership’s income and our allocable share of debt of the Operating Partnership; and

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will decrease, but not below zero, by our allocable share of losses suffered by the Operating Partnership, the amount of cash distributed to us, and constructive distributions resulting from a reduction in our share of debt of the Operating Partnership.

If the allocation of our distributive share of the Operating Partnership’s loss exceeds the adjusted tax basis of our partnership interest in the Operating Partnership, the recognition of the excess loss will be deferred until such time and to the extent that we have an adjusted tax basis in our interest in the Operating Partnership. To the extent that the Operating Partnership’s distributions, or any decrease in our share of the debt of the Operating Partnership (such decreases being considered a cash distribution to the partners) exceed our adjusted tax basis, the excess distributions (including such constructive distributions) constitute taxable income to us. This taxable income normally will be characterized as long-term capital gain if we have held our interest in the Operating Partnership for longer than one year, subject to reduced tax rates described above for non-corporate U.S. Shareholders, to the extent designated by us as a capital gain dividend. Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.
Sale of the Properties. Our share of gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax unless a safe harbor exception applies. Prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether the Operating Partnership holds its property as inventory or primarily for sale to customers in the ordinary course of its trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties and to make such occasional sales of the properties, including peripheral land, as are consistent with the Operating Partnership’s investment objectives.
Partnership Audits. For partnership tax returns for taxable years beginning after December 31, 2017, new rules apply for U.S. federal income tax audits of partnerships. Such audits will continue to be conducted at the entity level, but unless such entity qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the entity itself. Under the alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take the adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If any of our Operating Partnership or any of its subsidiary partnerships are able to and in fact elects the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge. There can be no assurance that any such entities will be eligible to make such an election or that it will, in fact, make such an election for any given adjustment.
State and Local Tax
We and our shareholders may be subject to state and local tax in various states and localities, including those in which we or they transact business, own property or reside. The tax treatment of us and the shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our stock.